Exhibit 12.1

Apple Hospitality REIT, Inc. Ratio of Earnings to Fixed Charges (Dollars in thousands)

	2016	2015	2014	2013	2012

Earnings
Pre-tax income from continuing operations	$145,083	$118,186	$8,802	$83,338	$69,850
Fixed charges	48,365	40,923	31,839	9,748	8,103
Amortization of capitalized interest	555	559	367	254	190
Capitalized interest	(1,632)	(1,548)	(1,927)	(679)	(663)
Earnings	$192,371	$158,120	$39,081	$92,661	$77,480

Fixed Charges
Interest expense	$40,048	$32,943	$24,576	$9,017	$7,388
Capitalized interest	1,632	1,548	1,927	679	663
Estimated interest component of rental expense	6,685	6,432	5,336	52	52
Fixed charges	$48,365	$40,923	$31,839	$9,748	$8,103

Ratio of Earnings to Fixed Charges	3.98	3.86	1.23	9.51	9.56